FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 0-30324

Radware Ltd.
(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796, 333-166673, 333-166674 and 333-193124).

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.	Press Release: Radware Ltd. Announces First Quarter 2014 Results

2.	Press Release: Radware Announces a new $40 Million Share Buyback Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 30, 2014	By:	/s/ Meir Moshe
Meir Moshe
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Press Release: Radware Ltd. Announces First Quarter 2014 Results, dated April 30, 2014
1.2	Press Release: Radware Announces a new $40 Million Share Buyback Plan, dated April 30, 2014